Filed by Cubist Pharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Optimer Pharmaceuticals, Inc.

Exchange Act Commission File No: 001-33291

September 18, 2013

Dear Optimer colleagues:

As announced in Optimer’s joint press release with Cubist on Friday morning, the antitrust waiting period applicable to the transaction with Cubist terminated on September 12.  The expiration of the waiting period represents the satisfaction of one of the principal conditions to the closing of the transaction.

In addition, Optimer has scheduled its special meeting of Optimer stockholders to consider and vote on the transaction for October 23 at 1:00 p.m., Eastern time, at the Westin Jersey City Newport, Enterprise Room, located at 479 Washington Boulevard, Jersey City, New Jersey 07310.  Optimer will be mailing a proxy statement/prospectus to Optimer stockholders in connection with the special meeting.

Now that the waiting period has expired, we expect that the transaction with Cubist will close within two business days of the date of the special meeting, assuming that Optimer stockholders approve the transaction at the special meeting and the other closing conditions are satisfied.

Thank you again for your ongoing efforts.

Sincerely,

Hank McKinnell

Chairman and Chief Executive Officer

Cautionary Statement Regarding Forward-looking Statements

Statements included in this communication that are not a description of historical facts are forward-looking statements, including, without limitation, statements related to the proposed merger with Cubist Pharmaceuticals, Inc. Words such as “expect,” “anticipate,” “will,” “could,” “would,” “project,” “intend,” “plan,” “believe,” “predict,” “estimate,” “should,” “may,” “potential,” “continue,” “ongoing” or variations of such words and similar expressions are intended to identify forward-looking statements. The inclusion of forward-looking statements should not be regarded as a representation by Optimer that any of its plans will be achieved. These forward-looking statements are based on management’s expectations on the date of this release. Actual results may differ materially from those set forth in this release due to the risks and uncertainties inherent in Optimer’s business including, without limitation, risks relating to: uncertainties associated with the proposed merger and related transactions, including uncertainties relating to the anticipated timing of the proposed merger and the satisfaction of the conditions to the consummation of the proposed merger, the ability to complete the proposed merger and the impact of the merger on Optimer’s business, employees, customers, suppliers and commercial partners and other risks detailed in Optimer’s filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date of this release, and Optimer undertakes no obligation to update or revise these statements, except as may be required by law.

Additional Information and Where To Find It

This communication shall not constitute an offer of any securities for sale. In connection with the proposed merger, Cubist Pharmaceuticals, Inc. has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus, and Optimer will be mailing a definitive proxy statement/prospectus to Optimer’s stockholders. BEFORE MAKING ANY VOTING DECISION, OPTIMER’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED MERGER (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS), WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Optimer’s stockholders and other investors may obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, from the SEC’s website at http://www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a request to Optimer, 101 Hudson Street, Suite 3501, Jersey City, NJ 07302, telephone: (201) 333-8819, or from Optimer’s website, http://www.optimerpharma.com.

Participants in Solicitation

Optimer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Optimer’s stockholders with respect to the proposed merger. Information about Optimer’s directors and executive officers and their ownership of Optimer’s common stock is set forth in the proxy statement for Optimer’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 12, 2013 and amended on April 19, 2013. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed merger, which may be different than those of Optimer’s stockholders generally, may also be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC regarding the proposed merger, when they become available. You may obtain free copies of the foregoing documents as described in the preceding paragraph.